Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Vancouver, British Columbia – February 26, 2009

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Common Shareholders of Royal Bank of Canada held on February 26, 2009. Full details of these matters are set out in the Notice of Meeting and Management Proxy Circular issued in connection with this meeting, which is available at www.rbc.com/investorrelations.

1.	Election of Directors

On a vote by ballot, each of the following 15 nominees proposed by management was elected as a Director of the Bank:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
W. Geoffrey Beattie	648,041,067	92.9%	49,515,193	7.1%
Douglas T. Elix	647,914,337	92.9%	49,641,921	7.1%
John T. Ferguson	648,392,542	93.0%	49,163,716	7.0%
Paule Gauthier	644,745,128	92.4%	52,804,783	7.6%
Timothy J. Hearn	649,978,091	93.2%	47,578,887	6.8%
Alice D. Laberge	650,210,249	93.2%	47,346,729	6.8%
Jacques Lamarre	650,254,779	93.2%	47,302,199	6.8%
Brandt C. Louie	646,849,496	92.7%	50,707,482	7.3%
Michael H. McCain	631,349,354	90.5%	66,203,624	9.5%
Gordon M. Nixon	650,188,594	93.2%	47,364,384	6.8%
David P. O’Brien	647,223,837	92.8%	50,282,241	7.2%
J. Pedro Reinhard	647,526,932	92.8%	50,026,046	7.2%
Edward Sonshine	643,209,836	92.2%	54,347,142	7.8%
Kathleen P. Taylor	648,699,946	93.0%	48,857,032	7.0%
Victor L. Young	647,941,607	92.9%	49,615,363	7.1%

2. Appointment of Auditor

On a vote by ballot, Deloitte & Touche LLP was reappointed as the auditor of the Bank.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
694,184,076	99.5%	3,372,668	0.5%

3.	Resolution approving the Bank’s Umbrella Savings and Securities Purchase Plan

On a vote by ballot, a resolution was passed to approve the Bank’s Umbrella Savings and Securities Purchase Plan.

Votes For	% Votes For	Votes Against	% Votes Against
639,793,420	96.9%	20,705,885	3.1%

The outcome of a vote conducted by ballot on each of the following eight shareholder proposals is set out below.

4.	Shareholder Proposal No. 1 – Consultative vote by the shareholders on the compensation policy for executive officers

Votes For	% Votes For	Votes Against	% Votes Against
375,986,047	56.9%	284,530,878	43.1%

5.	Shareholder Proposal No. 2 – Presence of women on boards of directors

Votes For	% Votes For	Votes Against	% Votes Against
41,339,698	6.3%	619,210,375	93.7%

6.	Shareholder Proposal No. 3 – Independence of the members of the compensation committee and of outside compensation consultants

Votes For	% Votes For	Votes Against	% Votes Against
85,483,981	12.9%	575,059,182	87.1%

7.	Shareholder Proposal No. 4 – Limit on the number of directorships

Votes For	% Votes For	Votes Against	% Votes Against
46,108,312	7.0%	614,428,574	93.0%

8.	Shareholder Proposal No. 5 – Shareholder advisory vote on report of the Human Resources Committee

Votes For	% Votes For	Votes Against	% Votes Against
359,257,869	54.4%	300,940,042	45.6%

9.	Shareholder Proposal No. 6 – Fundamental review of executive compensation

Votes For	% Votes For	Votes Against	% Votes Against
46,962,355	7.1%	613,245,878	92.9%

10.	Shareholder Proposal No. 7 – Short-selling to be thoroughly reviewed

Votes For	% Votes For	Votes Against	% Votes Against
20,794,173	3.1%	639,409,189	96.9%

11.	Shareholder Proposal No. 8 – Director recruitment policies to be reviewed

Votes For	% Votes For	Votes Against	% Votes Against
22,249,431	3.4%	637,961,371	96.6%